SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                          ------------------------

                                SCHEDULE TO
                               (RULE 14D-100)
         Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934
                             (FINAL AMENDMENT)
                          ------------------------

                            RITE AID CORPORATION
                     (Name of Subject Company (issuer))

                            RITE AID CORPORATION
                          (Name of Filing Person)

               5.25% CONVERTIBLE SUBORDINATED NOTES DUE 2002
                  DEALER REMARKETABLE SECURITIES DUE 2003
                     (Titles of Classes of Securities)

                 767754AL8 (CONVERTIBLE SUBORDINATED NOTES)
                 767754AK0 (CONVERTIBLE SUBORDINATED NOTES)
                 U76659AA6 (CONVERTIBLE SUBORDINATED NOTES)
                 767754AM6 (DEALER REMARKETABLE SECURITIES)
                 U76659AB4 (DEALER REMARKETABLE SECURITIES)
                  (CUSIP Numbers of Classes of Securities)

                           ELLIOT S. GERSON, ESQ.
            SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                            RITE AID CORPORATION
                               30 HUNTER LANE
                       CAMP HILL, PENNSYLVANIA 17011
                               (717) 975-5806
        (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

                                  Copy to:
                           STACY J. KANTER, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                               (212) 735-3497

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_|         third-party tender offer subject to Rule 14d-1.
      |X|         issuer tender offer subject to Rule 13e-4.
      |_|         going-private transaction subject to Rule 13e-3.
      |_|         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|


      This Final Amendment to Schedule TO amends and supplements the Schedule TO originally filed on February 12, 2001, as amended by Amendment No. 1 on March 6, 2001 (as so amended, the "Statement"), relating to the offers by Rite Aid Corporation, a Delaware corporation ("Rite Aid"), (i) to exchange (the "Convertible Notes Exchange Offer") 145 shares of common stock, par value $1.00 per share, of Rite Aid ("Common Stock") for each $1,000 principal amount of currently outstanding 5.25% Convertible Subordinated Notes due 2002 (CUSIP Nos. 767754AL8, 767754AK0 and U76659AA6) (the "Convertible Notes") and (ii) to exchange (the "Remarketable Securities Exchange Offer," and, together with the Convertible Notes Exchange Offer, the "Exchange Offers") 155 shares of Common Stock for each $1,000 principal amount of currently outstanding Dealer Remarketable Securities due 2003 (CUSIP Nos. 767754AM6 and U76659AB4) (the "Remarketable Securities," and, together with the Convertible Notes, the "Exchange Offer Securities"). The terms and conditions of the Exchange Offers are set forth in the Offering Circular, dated February 12, 2001 (the "Offering Circular"), and in the related letter of transmittal. Copies of the Offering Circular and the letter of transmittal were attached to the originally filed Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

ITEMS 1, 4, 6 AND 11.

      Items 1, 4, 6 and 11 of the Statement are hereby amended and supplemented as follows:

      The Exchange Offers expired at 5:00 p.m., New York City time, on March 13, 2001.

      Pursuant to the Convertible Notes Exchange Offer, Rite Aid accepted for exchange $201,408,000 principal amount of Convertible Notes, including $12,096,000 principal amount subject to notice of guaranteed delivery. In exchange for the Convertible Notes, Rite Aid will issue an aggregate of 29,204,160 shares of Common Stock.

      Pursuant to the Remarketable Securities Exchange Offer, Rite Aid accepted for exchange $77,885,000 principal amount of Remarketable Securities, including $6,000,000 principal amount subject to notice of guaranteed delivery. In exchange for the Remarketable Securities, Rite Aid will issue an aggregate of 12,072,175 shares of Common Stock.


ITEM 12.  EXHIBITS.

      Item 12 of the Statement is hereby amended and supplemented as follows:

      (a)(5)(B) Press release dated March 14, 2001.


                              SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 14, 2001               By:    /s/ Elliot S. Gerson
                                         -----------------------------------
                                         Elliot S. Gerson
                                         Senior Executive Vice President and
                                         General Counsel